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                                                                    EXHIBIT 2

                                   [LETTERHEAD]

FROM: GRANITE BROADCASTING CORPORATION
      Tel: 212/826-2530
      Contact: Ellen McClain

                                                     FOR IMMEDIATE RELEASE
                                                  Thursday, February 19, 1998

                     GRANITE BROADCASTING CORPORATION ANNOUNCES
                   DEFINITIVE AGREEMENT FOR FREEDOM COMMUNICATIONS,
                                   INC. TO ACQUIRE
                    WWMT-TV, GRAND RAPIDS-KALAMAZOO-BATTLE CREEK,
                       MICHIGAN AND WLAJ-TV, LANSING, MICHIGAN

     NEW YORK, February 19, 1998 -- Granite Broadcasting Corporation (GBTVK/GBTVP: NASDAQ) announced today that it has entered into a definitive agreement with Freedom Communications, Inc. whereby Freedom will acquire the assets of WWMT-TV, the CBS affiliate serving Grand Rapids-Kalamazoo-Battle Creek, Michigan and WLAJ-TV, the ABC affiliate serving Lansing, Michigan for $170,000,000, payable in cash at the closing of the transaction. It is anticipated that proceeds from the sale will be used to fund part of the purchase price of KOFY-TV, San Francisco. Granite acquired WWMT-TV in 1995 for $95,000,000 and has a contract to acquire WLAJ-TV for $19,400,000. Granite operates WLAJ-TV pursuant to a time brokerage agreement.

    Consummation of the transaction is subject to approval by the Federal Communications Commission and other customary closing conditions. The sale is expected to be completed during the second quarter of 1998.

    Granite had previously announced on January 13, 1998 that it had signed an agreement in principle with Freedom with respect to the above transactions.